FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2008
31 July 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.1           Press release of British Sky Broadcasting Group plc announcing  LTIP award released on 31 July 2008

British Sky Broadcasting Group plc
(the "Company")

The Company announces today that it received notification from Jeremy Darroch and Andrew Griffith, Chief Executive Officer and Chief Financial Officer of the Company respectively, that awards were made on 31 July 2008 under the Company's Long Term Incentive Plan, over the following ordinary shares of 50 pence each in the capital of the Company ("Shares"), at a nil cost per Share:

Jeremy Darroch         600,000

Andrew Griffith         320,000

These awards will vest in full on 31 July 2011 provided that certain performance criteria are satisfied.

In addition, Andrew Griffith today informed the Company that on 31 July 2008 he purchased, on the London Stock Exchange, 5,000 Shares (representing 0.000285% of the Shares in issue), registered in his name, at a price of 432.1725 pence per Share. Andrew Griffith's total holding following this purchase is 5,000 Shares.

Enquiries:

Alex Jones

Assistant Company Secretary

Telephone: +44 (0)20 7705 3081

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 31 July 2008                                                                                                                                         By: /s/ Dave Gormley
                                                                                                                                                                                Dave Gormley
                                                                                                                                                                        Company Secretary